United States
Securities and Exchange Commission
Washington, D.C.  20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Name of Issuer:   The Langer Biomechanics Group, Inc.
Title of Class of Securities:   Common Stock, $.02 Par Value
CUSIP Number:  515707107

Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications:
Douglas T. Granat, 155 Pfingsten Road, Suite 360, Deerfield, Illinois 60015 847-405-9700

Date of Event which Requires Filing of this Statement:
July 31, 1997




CUSIP No. 515707107
Page 2 of 7 Pages

1. Name of Reporting Person         Trigran Investments, L.P.
                                    IRS No. 36-3778244

2. Check the appropriate box if a member of a group     (a) [ ]
                                                        (b) [x]

3. SEC Use Only

4. Source of Funds     WC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
          N/A

6. Citizenship or Place of Organization     Illinois

7. Sole Voting Power               See Item 5(b)

8. Shared Voting Power             See Item 5(b)

9. Sole Dispositive Power          See Item 5(b)

10. Shared Dispositive Power       See Item 5(b)

11. Aggregate Amount Beneficially Owned by Each Reporting Person   552,753

12. Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares  [ ]

13. Percent of Class Represented by Amount in Row (11)     21.4%

14. Type of Reporting Person     PN



CUSIP No. 515707107
Page 3 of 7 Pages

1. Name of Reporting Person         Kenneth Granat
                                    IRS No. ###-##-####

2. Check the appropriate box if a member of a group     (a) [ ]
                                                        (b) [x]

3. SEC Use Only

4. Source of Funds     N/A

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
          N/A

6. Citizenship or Place of Organization     United States

7. Sole Voting Power               See Item 5(b)

8. Shared Voting Power             See Item 5(b)

9. Sole Dispositive Power          See Item 5(b)

10. Shared Dispositive Power       See Item 5(b)

11. Aggregate Amount Beneficially Owned by Each Reporting Person   65,000

12. Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares  [ ]

13. Percent of Class Represented by Amount in Row (11)     2.5%

14. Type of Reporting Person     IN



CUSIP No. 515707107
Page 4 of 7 Pages

1. Name of Reporting Person         The Granat Family Limited Partnership
                                    IRS No. 36-3995726

2. Check the appropriate box if a member of a group     (a) [ ]
                                                        (b) [x]

3. SEC Use Only

4. Source of Funds     PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
          N/A

6. Citizenship or Place of Organization     Illinois

7. Sole Voting Power               See Item 5(b)

8. Shared Voting Power             See Item 5(b)

9. Sole Dispositive Power          See Item 5(b)

10. Shared Dispositive Power       See Item 5(b)

11. Aggregate Amount Beneficially Owned by Each Reporting Person   30,000

12. Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares  [ ]

13. Percent of Class Represented by Amount in Row (11)     1.2%

14. Type of Reporting Person     PN



CUSIP No. 515707107
Page 5 of 7 Pages

AMENDMENT NO. 7
TO
SCHEDULE 13D

Item 1     Security and Issuer
           Common Stock, par value $.02 per share

               The Langer Biomechanics Group, Inc. (the "Issuer")
               450 Commack Road
               Deer Park, NY  11729

Except as expressly stated below, there have been no material changes in the facts and statements set forth in Schedule 13D, filed April 17, 1993, as amended by Amendment No. 1, filed February 8, 1995, as amended by Amendment No. 2, filed June 7, 1995, as amended by Amendment No. 3, filed
October 26, 1995, as amended by Amendment No. 4, filed April 9, 1996, as amended by Amendment No. 5, filed January 15, 1997, and as amended by Amendment No. 6, filed May 2, 1997, with respect to the Common Stock, par value $.02 per share, of The Langer Biomechanics Group, Inc.
(Where no material change has occurred with respect to items 2-8, inclusive, or a part thereof, of the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, such particular item or respective part thereof is omitted from this Amendment No. 7.)

Schedule 13D, as amended by Amendment No.1, Amendment No. 2, Amendment
No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, together with Amendment No. 7, is sometimes referred to herein as Schedule 13D, as amended.

Item 5           Interest in the Securities of the Issuer

     (a)  The aggregate number and percentage of the common stock
     (including options to purchase common stock) of the Issuer beneficially owned by the Reporting Persons as of the date of this filing is 647,753 shares or 25.1% as follows:

                   % of Class of
                Shares Beneficially           Securities Identified
Person          Owned as of 5/2/97                 in Item 1

1                     552,753                         21.4%
2                      65,000                          2.5%
3                      30,000                          1.2%

     (b) Person 1, through its general partner, Trigran Investments, Inc., has sole power to vote and sole power to dispose of the securities listed in (a) above for person 1.

     Each of Douglas Granat, Kenneth Granat and Lawrence Oberman, as officers of the general partner of Person 1, have shared power to vote and shared power to dispose of the securities listed in (a) above for person 1.

     Person 2 has sole power to vote and sole power to dispose of the securities listed in (a) above for Persons 2 and 3.

     (c) Since June 1, 1997, the Persons filing this Schedule 13D, as amended, have acquired the following shares of Common Stock:



CUSIP No. 515707107
Page 6 of 7 Pages


                      Amount of Securities
          Date of        Acquired       Price per
Person  Transaction     (Disposed)        Share      Transaction

1         7/22/97        10,000            1.91        Open Market Purchase
1         7/29/97        10,000            1.91        Open Market Purchase
1         7/31/97         1,000            2.02        Open Market Purchase
1         7/31/97         1,000            2.08        Open Market Purchase

Note 1: Person 2 was granted options to purchase 40,000 shares of Common Stock under Issuer's Plan on September 13, 1995. Options to purchase 40,000 shares of Common Stock are currently exercisable or will be exercisable within the next sixty days.



********************

CUSIP No. 515707107
Page 7 of 7 Pages

          After reasonable inquiry and to the best of the undersigned's knowledge, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:                   August 7, 1997

TRIGRAN INVESTMENTS, L.P., an Illinois limited partnership

By:  Trigran Investments, Inc., general partner

       By:  /s/ Lawrence Oberman, Vice-President

/s/ Kenneth Granat

THE GRANAT FAMILY LIMITED PARTNERSHIP, an Illinois limited partnership

       By:  /s/ Kenneth Granat, General Partner